LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2004	slanter@luselaw.com

July 25, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Michael R. Clampitt, Esq.
Senior Attorney

Re:	Madison County Financial, Inc.; File Number 333-181070 Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Madison County Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments provided by the Staff in a letter dated June 20, 2012.  Set forth below are those comments, as well as the Company’s responses to those comments.

Risk Factors

“Our loan portfolio has greater risk…”, page 17

1.
We note your risk factor concerning the risk of Chapter 12 bankruptcy for farm borrowers under the U.S. Bankruptcy Code. Please tell us, and revise your next amendment, to disclose the following concerning potential risks in the loan portfolio in the periods presented:

•	Disclose the quantity of loans in the agriculture real estate loan portfolio in the periods presented that quality for potential relief under Chapter 12;

•
Disclose the key asset quality metrics and trends related to the loans that quality for potential relief under Chapter 12 in the periods presented (nonperforming loans, loan portfolio aging analysis, ALLL allocated to these loans, etc.);

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
July 25, 2012

•	Disclose if there were any modifications under Chapter 12 in the periods presented, quantify the types of modifications, and tell us how these loans were measured for impairment;

•	Tell us if modifications under Chapter 12 are considered TDRs; and

•
Tell us your historical success with loans under Chapter 12 in terms of collections of the debts after the borrower files for Chapter 12 bankruptcy and the loss rate you have experienced historically on these loans.

The Company has added a cross reference in the subject risk factor on page 17 of the prospectus. Additionally disclosure has been added on page 75 of the prospectus in the “Business” section wherein the Company discusses its agricultural real estate loans.

As discussed with the Staff, and as set forth in the disclosure on page 73, the Company has had only one loan which subjected the Company to an involuntary modification under Chapter 12; and accordingly, the Company has supplemented the disclosure in the “Business” section rather than the “Risk Factors” so as not to mitigate the risk factor.

Item 16. Exhibits and Financial Statement Schedules

(a) List of Exhibits

Exhibit 23.2 – Consent of BKD, LLP

2.           Please file a currently dated consent to clearly refer to the Form S-1/A.

A currently dated consent of BKD, LLP is included with the amended filing as Exhibit 23.2

Telephonic Comment

3.           Remove the table of Peer Group Companies that appears in the “Summary – How We Determined the Offering Range” and add a cross-reference to this table directing the reader to the section entitled “The Conversion; Plan of Distribution.”

The disclosure on page 5 has been revised in response to the comment.

*           *           *

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
July 25, 2012

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Eric Luse of this office at (202) 274-2002 or at eluse@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter
cc:	David J. Warnemunde, President and
   Chief Executive Officer
Eric Luse, Esq.